UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

Cazador Acquisition Corp Ltd

(Name of Issuer)

Common Stock
(Title of Class of Securities)

G19867111
(CUSIP Number)

10/08/10
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to
which this Schedule is filed:
__	 Rule 13d-1(b)

_X_	 Rule 13d-1(c)

__	 Rule 13d-1(d)


CUSIP No.:  G19867111

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Bulldog Investors, Brooklyn Capital Management,
Phillip Goldstein and Andrew Dakos

2. Check the Appropriate Box if a Member of a Group (See
Instructions)
(a) x
(b)

3. SEC Use Only

4. Citizenship or Place of Organization
U.S.A

Number of Shares Beneficially Owned by Each reporting Person
With:
5. Sole Voting Power
500,000
6. Shared Voting Power
0
7. Sole Dispositive Power
500,000
8. Shared Dispositive Power
N/A

9. Aggregate Amount Beneficially Owned by Each Reporting Person
500,000

10. Check if the Aggregate Amount in Row ( 9 ) Excludes Certain
Shares (See Instructions)
N/A

11. Percent of Class Represented by Amount in Row ( 9 )
8.70%

12. Type of Reporting Person (See Instructions)
IA

Item 1.
(a) The Name of the Issuer is:
Cazador Acquisition Corp Ltd

(b) The Address of the Issuer's Principal Executive Office is:
C/O ARCO CAPITAL MANAGEMENT LLC
7 SHEINOVO STREET
SOFIA, BULGARIA


Item 2.
(a) The names of the Persons Filing are:
Bulldog Investors, Brooklyn Capital Management,
Phillip Goldstein and Andrew Dakos. Phillip Goldstein and
Andrew Dakos are principals of Bulldog Investors.

(b) The address of principal place of business and principal office is: See (c)

(c) Place of Organization:
Park 80 West, 250 Pehle Ave. Suite 708
Saddle Brook, NJ 07663

(d) Title of Class of Securities: Common Stock

(e) CUSIP Number:  G19867111
Item 3.
The persons filing are not listed in Items 3(a) through 3 (j).

Item 4.
(a) Amount beneficially owned: 500,000
(b) Percent of class: 8.70%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 500,000
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 500,000
(iv) Shared power to dispose or to direct the disposition of: N/A

Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ____.

Item 6. Ownership of More than Five Percent on Behalf of Another
Person.
Clients of Phillip Goldstein and Andrew Dakos are entitled to receive dividends and sales proceeds.

Item 7. Identification and Classification of the Subsidiary
Which Acquired the Security being Reported on by the Parent
Holding Company.
Not applicable.

Item 8. Identification and Classification of Members of the
Group.
Not applicable.

Item 9. Notice of Dissolution of Group.
Not applicable.

Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



By:  	/s/
Name:  	Phillip Goldstein
Title:  Principal, Bulldog Investors
Date:  	October 12, 2010

By:  	/s/
Name:  	Andrew Dakos
Title: 	Principal, Bulldog Investors
Date:  	October 12, 2010